# LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

RECEIVED
2004 JUN 24 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please reply to Fax No: 020 7880 5111

04030966

22 June 2004

**BY SWIFTAIR**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

**Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.**

Yours faithfully

PROCESSED
JUN 28 2004
THOMSON FINANCIAL

David Cook
Company Secretary

dlo 6/28

cc. Mr. Brian Teitelbaum (Citibank)

17 June 2004

Laura Ashley Holdings plc

('the Company')

AGM Statement

At the Laura Ashley Holdings plc Annual General Meeting today Chairman, Tan Sri Dr Khoo Kay Peng, said:

'Home Furnishings is performing well in what is a very competitive market. Trading conditions for Fashion continue to be challenging. Whilst we are encouraged by the positive reception that the fashion press has given to our new collections, as we said at the announcement of our preliminary results in April, this is a period of transition for Fashion and change will take time.'

Enquiries

| | | |
|---|---|---|
| Katya Reynier | Brunswick | 020 7404 5959 |
| James Olley | Brunswick | 020 7404 5959 |